October 4, 1996



Ms. Barbara Jacobs
Small Business Issuers Office
United States Securities
  and Exchange Commission
450 Fifth Street, N.W.
Washington, DC 20549

                  Wireless Cable & Communications, Inc.: Form 10-SB


Dear Ms. Jacobs:

     This letter constitutes a request by Wireless Cable ;& Communicaitons, Inc. ("WCCI") for the voluntary withdrawl of its registration statement on Form
 10-SB, dated August 6, 1996. WCCI intends to refile the registration statement as soon as its accountants provide it with updated financials, which should be in the next few days.

     If you have any questions reqarding WCCI's withdrawal of its registration statement, please feel free to call me.

                                   Sincerely,

                                   /s/ Anthony Sansone

                                   Anthony Sansone
                                   Treasurer and Secretary